                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934



                         The General Chemical Group Inc.
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                                (Name of Issuer)


                     Common Stock, par value $.01 per share
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                         (Title of Class of Securities)


                                    369332101
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                                 (CUSIP Number)


                                Paul M. Montrone
                       c/o The General Chemical Group Inc.
                                  Liberty Lane
                          Hampton, New Hampshire 03842
                                 (603) 929-2606
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           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                                  May 14, 2001
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(3), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

                                  SCHEDULE 13D

CUSIP No. 369332101                                          Page 2 of 12 Pages


(1)      Names of Reporting Persons                            Paul M. Montrone

         S.S. or I.R.S. Identification
         Nos. of Above Persons

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(2)      Check the Appropriate Box                                   (a) [    ]
         if a Member of a Group                                      (b) [    ]

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(3)      SEC Use Only

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(4)      Source of Funds                            Not Applicable (see Item 4)

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(5)      Check if Disclosure of Legal
         Proceedings is Required Pursuant
         to Items 2(d) or 2(e)                                           [    ]

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(6)      Citizenship or Place of                                         U.S.A.
         Organization

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Number of Shares              (7)      Sole Voting Power             13,574,926
Beneficially Owned
by Each Reporting             -------------------------------------------------
Person With                   (8)      Shared Voting Power            6,699,771

                              -------------------------------------------------
                              (9)      Sole Dispositive Power        13,574,926

                              -------------------------------------------------
                              (10)     Shared Dispositive Power       4,631,644
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(11)     Aggregate Amount Beneficially                               20,097,697
         Owned by Each Reporting Person

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(12)     Check if the Aggregate Amount                                      [X]
         in Row (11) Excludes Certain Shares

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(13)     Percent of Class Represented
         by Amount in Row 11                              54.3% (See Item 5(b))

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(14)     Type of Reporting Person                                            IN

-------------------------------------------- ----------------------------------

                                  SCHEDULE 13D

CUSIP No. 369332101                                          Page 3 of 12 Pages


(1)      Names of Reporting Persons                       PMM GCG Investment LLC

         S.S. or I.R.S. Identification                                      N/A
         Nos. of Above Persons

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(2)      Check the Appropriate Box                                   (a) [    ]
         if a Member of a Group                                      (b) [    ]

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(3)      SEC Use Only

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(4)      Source of Funds                                                     OO

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(5)      Check if Disclosure of Legal
         Proceedings is Required Pursuant
         to Items 2(d) or 2(e)                                            [   ]

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(6)      Citizenship or Place of                                     DE, U.S.A.
         Organization

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Number of Shares              (7)      Sole Voting Power             10,298,566
Beneficially Owned
by Each Reporting             -------------------------------------------------
Person With                   (8)      Shared Voting Power                    0

                              -------------------------------------------------
                              (9)      Sole Dispositive Power        10,298,566

                              -------------------------------------------------
                              (10)     Shared Dispositive Power               0

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(11)     Aggregate Amount Beneficially                               10,298,566
         Owned by Each Reporting Person

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(12)     Check if the Aggregate Amount                                    [   ]
         in Row (11) Excludes Certain Shares

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(13)     Percent of Class Represented
         by Amount in Row 11                              27.8% (See Item 5(b))

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(14)     Type of Reporting Person                                            OO

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                                  SCHEDULE 13D

CUSIP No. 369332101                                          Page 4 of 12 Pages


(1)      Names of Reporting Persons                          Sandra G. Montrone

         S.S. or I.R.S. Identification
         Nos. of Above Persons

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(2)      Check the Appropriate Box                                   (a) [    ]
         if a Member of a Group                                      (b) [    ]

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(3)      SEC Use Only

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(4)      Source of Funds                            Not Applicable (see Item 4)

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(5)      Check if Disclosure of Legal
         Proceedings is Required Pursuant
         to Items 2(d) or 2(e)                                           [    ]

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(6)      Citizenship or Place of                                         U.S.A.
         Organization

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Number of Shares              (7)      Sole Voting Power                 53,100
Beneficially Owned
by Each Reporting             -------------------------------------------------
Person With                   (8)      Shared Voting Power            6,699,771

                              -------------------------------------------------
                              (9)      Sole Dispositive Power            53,100

                              -------------------------------------------------
                              (10)     Shared Dispositive Power       6,699,771

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(11)     Aggregate Amount Beneficially                                6,575,871
         Owned by Each Reporting Person

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(12)     Check if the Aggregate Amount                                      [X]
         in Row (11) Excludes Certain Shares

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(13)     Percent of Class Represented
         by Amount in Row 11                              17.8% (See Item 5(b))

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(14)     Type of Reporting Person                                            IN

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                                  SCHEDULE 13D

CUSIP No. 369332101                                          Page 5 of 12 Pages


(1)      Names of Reporting Persons                             Paul M. Meister

         S.S. or I.R.S. Identification
         Nos. of Above Persons

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(2)      Check the Appropriate Box                                   (a) [    ]
         if a Member of a Group                                      (b) [    ]

-------------------------------------------------------------------------------
(3)      SEC Use Only

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(4)      Source of Funds                            Not Applicable (see Item 4)

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(5)      Check if Disclosure of Legal
         Proceedings is Required Pursuant
         to Items 2(d) or 2(e)                                            [   ]

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(6)      Citizenship or Place of                                         U.S.A.
         Organization

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Number of Shares              (7)      Sole Voting Power                117,000
Beneficially Owned
by Each Reporting             -------------------------------------------------
Person With                   (8)      Shared Voting Power            2,068,127

                              -------------------------------------------------
                              (9)      Sole Dispositive Power           117,000

                              -------------------------------------------------
                              (10)     Shared Dispositive Power       2,068,127


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(11)     Aggregate Amount Beneficially                                  117,000
         Owned by Each Reporting Person

-------------------------------------------------------------------------------
(12)     Check if the Aggregate Amount                                    [ X ]
         in Row (11) Excludes Certain Shares

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(13)     Percent of Class Represented
         by Amount in Row 11                                      *(See Item 5)

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(14)     Type of Reporting Person                                            IN

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                                  SCHEDULE 13D

CUSIP No. 369332101                                          Page 6 of 12 Pages

ITEM 1. SECURITY AND ISSUER

         The Issuer is The General Chemical Group Inc., a Delaware corporation (the "Issuer"). The address of Issuer's principal executive offices is Liberty Lane, Hampton, New Hampshire 03842.

         This report covers the Issuer's Common Stock, par value $.01 per share (the "Common Stock").

         The Issuer has also issued Class B Common Stock par value $.01 per share (the "Class B Common Stock"). Each share of Class B Common Stock is convertible at the option of holder into one share of Common Stock and is automatically converted into one share of Common Stock upon transfer to a person who is not a Permitted Transferee, as that term is defined in the Issuer's Certificate of Incorporation. Based upon this conversion feature of Class B Common Stock, the Reporting Persons are, pursuant to Rule 13d-3(d) (1) (i) (B) of the Act, deemed for purposes of this filing to be the beneficial owners of such shares of Common Stock as would be issued upon conversion. The Common Stock and Class B Common Stock are substantially identical, except for disparity in voting power, limitations on transfers of Class B Common Stock and the conversion feature of the Class B Common Stock. The holders of Common Stock and Class B Common Stock vote as a single class on all matters submitted to a vote of stockholders except as otherwise provided by law.

ITEM 2.  IDENTITY AND BACKGROUND


(a) The names of the Reporting Persons are (i) Paul M. Montrone, an individual, (ii) PMM GCG Investment LLC, a Delaware limited liability company, an entity organized to own shares of the Issuer, (iii) Sandra
         G. Montrone, an individual, and (iv) Paul M. Meister, an individual.

(b)      The business address of Paul M. Montrone, Sandra G. Montrone and Paul
         M. Meister is c/o The General Chemical Group Inc., Liberty Lane, Hampton, New Hampshire 03842. The principal place of business of PMM GCG Investment LLC is Liberty Lane, Hampton, New Hampshire 03842.

(c) Paul M. Montrone is the Chairman of the Board and Chief Executive Officer of Fisher Scientific International Inc., and Chairman of the Board of GenTek Inc. and the Issuer. PMM GCG Investment LLC is wholly owned by Bayberry Trust (a trust whose settlor is Mr. Montrone, trustee is Mrs. Montrone and beneficiaries are members of Mr. and Mrs. Montrone's family); PMM GCG Investment LLC is wholly controlled by Paul
         M. Montrone; Paul M. Montrone is the sole manager of PMM GCG Investment LLC with full discretion to determine the voting and

                                  SCHEDULE 13D

CUSIP No. 369332101                                          Page 7 of 12 Pages

         disposition of the shares held by it. Sandra G. Montrone is the wife of Paul M. Montrone. Paul M. Meister is the Vice Chairman of the Board and the Executive Vice President and Chief Financial Officer of Fisher Scientific International Inc. Paul M. Meister is also the Vice Chairman of the Board of GenTek Inc. and the Issuer.

(d) None of the Reporting Persons has been convicted in a criminal proceeding during the last five years.

(e) None of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction during the last five years.

(f)      Paul Montrone, Sandra G. Montrone and Paul M. Meister are U.S.
         citizens.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         On May 14, 2001, PMM GCG Investment LLC purchased 7,250,581 shares of the Common Stock and 3,047,985 shares of the Class B Common Stock of the Issuer by subscribing to such shares in a rights offering by the Issuer (the "Rights Offering"). In the Rights Offering, the Issuer granted to holders of its Common Stock and Class B Common Stock, at no cost, 0.77 rights for each share of Common Stock and Class B Common Stock they owned as of the close of business on April 16, 2001. Each whole right entitled the holder to purchase one share of Common Stock or Class B Common Stock, as applicable, for a subscription price of $0.62 per share. In addition, pursuant to the terms of the Rights Offering, holders who exercised their rights in full also had the opportunity to subscribe for additional shares that were not purchased by other eligible rights holders (the "over-subscription privilege").

         PMM GCG Investment LLC purchased shares in the Rights Offering by exercising subscription rights issued in respect of the shares of Common Stock and Class B Common Stock owned by Paul M. Montrone and the Montrone family trusts. (See Item 5(a) for more information regarding the Montrone family trusts.) As holders of a total of 5,953,000 shares of Common Stock and 3,958,421 shares of Class B Common Stock, Mr. Montrone and the Montrone family trusts received rights to subscribe for 4,583,811 shares of Common Stock and 3,047,985 shares of Class B Common Stock. Upon such receipt, 7,513,986 of these rights were transferred to PMM GCG Investment LLC, which exercised all such subscription rights. In addition, PMM GCG Investment LLC purchased an additional 2,784,580 shares of Common Stock through the exercise of its over-subscription privilege.

         PMM GCG Investment LLC purchased these shares for a total subscription price of $6,385,111. PMM GCG Investment LLC funded this purchase with $985,111 provided by Bayberry Trust (the sole member of PMM GCG Investment LLC) and with

                                  SCHEDULE 13D

CUSIP No. 369332101                                          Page 8 of 12 Pages


the proceeds of a $5.4 million loan from Mr. Paul M. Montrone. See Item 6 for additional information.

         All other shares of Common Stock beneficially owned by the Reporting Persons were acquired prior to the registration of the Common Stock under the Securities Exchange Act of 1934.

ITEM 4.  PURPOSE OF TRANSACTION.

         Paul M. Montrone, the Chairman of the Board of the Issuer, and the Montrone family trusts, owned approximately 46.9% of the outstanding shares of the Issuer prior to the Rights Offering, which shares represented 80.4% of the aggregate voting power of the Issuer. PMM GCG Investment LLC purchased 7,250,581 shares of Common Stock and 3,047,985 shares of Class B Common Stock through the exercise of subscription rights granted to Paul M. Montrone and the Montrone family trusts in the Rights Offering. PMM GCG Investment LLC acquired these shares because Paul M. Montrone considered such purchases at the subscription price of $0.62 per share to represent a beneficial investment opportunity. Sandra G. Montrone and Paul M. Meister have not purchased any shares of the Issuer in the Rights Offering or otherwise.

         As described in Item 5(a), Sandra G. Montrone is the co-trustee of certain Montrone family trusts and Paul M. Meister is a co-trustee of one such trust.

         None of the Reporting Persons, in its capacity as shareholder of the Issuer, has any plan or proposal with respect to the matters set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

(a) Paul M. Montrone beneficially owns 13,091,291(1) shares of Common Stock and 7,006,406 shares of Class B Common Stock. PMM GCG Investment LLC beneficially owns 7,250,581 shares of Common Stock and 3,047,985 shares of Class B Common Stock. Sandra G. Montrone beneficially owns 4,706,081(1) shares of Common Stock and 1,869,790 shares of Class B Common Stock. Paul M. Meister is a co-trustee of the 1996 GRAT (as defined below), which beneficially owns 1,238,987 shares of Common Stock and 829,140 shares of Class B Common Stock. By virtue of his position as a co-trustee of the 1996 GRAT, Mr. Meister may be deemed a beneficial owner of such shares; Mr. Meister, however, disclaims beneficial ownership of such shares. Mr. Meister owns 117,000 shares directly.

----------------

1 Number DOES NOT include the 177,000 shares held by the charitable foundation.

                                  SCHEDULE 13D

CUSIP No. 369332101                                          Page 9 of 12 Pages

         Such shares are owned as follows: (i) 1,182,419 shares of Common Stock are held directly by Paul M. Montrone; (ii) 2,088,631 shares of Class B Common Stock are held directly by Paul M. Montrone; (iii) 53,100 shares of Common Stock are held directly by Sandra G. Montrone; (iv) 5,310 shares of Common Stock are held by a trust (the "Trust") of which Paul
         M. Montrone is the sole trustee and a beneficiary; (v) 1,238,987 shares of Common Stock and 829,140 shares of Class B Common Stock are held by a grantor retained annuity trust formed in 1996 (the "1996 GRAT"), of which Paul M. Montrone is the settlor and annuity beneficiary and Sandra G. Montrone and Paul M. Meister are co-trustees with shared investment and voting discretion; (vi) 1,201,687 shares of Common Stock and 811,283 shares of Class B Common Stock are held by a grantor retained annuity trust formed in December 1998 (the "1998 GRAT"), of which Paul M. Montrone is the settlor and annuity beneficiary, and Sandra G. Montrone and Paul M. Montrone are co-trustees with shared investment and voting discretion, (vii) 1,212,307 shares of Common Stock and 229,367 shares of Class B Common Stock are held by a grantor retained annuity trust formed in March 1999 (the "1999 GRAT"), of which Paul M. Montrone is the settlor and annuity beneficiary and Sandra G. Montrone and Paul M. Montrone are co-trustees with shared investment and voting discretion; (viii) 1,000,000 shares of Common Stock are held by Sewall Associates Family, L.P., a Delaware limited partnership of which Sandra G. Montrone and Paul M. Montrone are the sole general partners with shared investment and voting discretion and Paul M. Montrone and a grantor retained annuity trust formed in January 2000 (of which Paul M. Montrone is the settlor and annuity beneficiary and Sandra G. Montrone and Paul M. Montrone are co-trustees with shared investment and voting discretion) are the limited partners; (ix) 7,250,581 shares of Common Stock and 3,047,985 shares of Class B Common Stock are held by PMM GCG Investment LLC. An additional 177,000 shares of Common Stock are held by a charitable foundation, of which Paul M. Montrone is a director and Sandra G. Montrone is a director and officer. By virtue of their positions with the foundation, Paul M. Montrone and Sandra G. Montrone may be deemed to be beneficial owners of the shares of Common Stock held by the foundation. Paul M. Montrone and Sandra G. Montrone disclaim any beneficial ownership in the 177,000 shares of Common Stock held by the foundation.

(b) Paul M. Montrone has sole voting and dispositive power with respect to the shares of Common Stock and Class B Common Stock held directly by him, the shares of Common Stock held by the Trust, and the shares of Common Stock and Class B Common Stock held by PMM GCG Investment LLC.

         Paul M. Montrone and Mrs. Montrone share voting and dispositive power with one another, as co-trustee or general partners, with respect to the shares held by the 1998 GRAT, the 1999 GRAT and Sewall Associates Family L.P. Sandra G.

                                  SCHEDULE 13D

CUSIP No. 369332101                                         Page 10 of 12 Pages

         Montrone and Paul M. Meister share voting and dispositive power with one another, as co-trustees, with respect to the shares held by the 1996 GRAT.

         PMM GCG Investment LLC has sole voting and dispositive power with respect to the shares of Common Stock and Class B Common Stock held by it. Sandra G. Montrone has sole voting and dispositive power with respect to the shares of Common Stock held directly by her.

         Each share of Common Stock entitles the holder to one vote and each share of Class B Common Stock entitles the holder to ten votes at each annual or special meeting of stockholders, in the case of any written consent of stockholders, and for all other purposes, including the election of directors of the Issuer. The Common Stock and Class B Common Stock are substantially identical except for the disparity in voting power, and the holders of Common Stock and Class B Common Stock vote as a single class on all matters submitted to a vote of stockholders except as otherwise provided by law.

         Assuming no conversion of any of the outstanding shares of Class B Common Stock, the shares of stock and for which Paul M. Montrone has or shares voting power constitutes 83.1% of the aggregate voting power of the Issuer. Assuming no conversion of any of the outstanding shares of Class B Common Stock, the shares of stock for which PMM GCG Investment LLC has sole voting power constitutes 37.7% of the aggregate voting power of the Issuer.

(c) There were no transactions, other than the purchase of Common Stock and Class B Common Stock described herein, in the class of securities reported on that were effected during the past sixty days by the Reporting Persons.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         As described in Item 3, PMM GCG Investment LLC financed the subscription price for the shares of the Issuer purchased in the Rights Offering through a $985,111 cash contribution by Bayberry Trust and a $5.4 million borrowing from Paul M. Montrone evidenced by a promissory note (the "Note"). The Note has an interest rate of 4.77% per annum and matures on May 14, 2010.

         Pursuant to a registration rights agreement with the Issuer, Paul M. Montrone and his affiliates (including the entities referred to in item 5) may request, at any time until April 1, 2004, the registration of their shares of Common Stock (including shares of Common Stock received upon conversion of any Class B Common Stock) for sale under the Securities Act of 1933. The Issuer will be required to accept up to three requests for registration and, in addition, to include the shares of Paul M. Montrone and his affiliates

                                  SCHEDULE 13D

CUSIP No. 369332101                                         Page 11 of 12 Pages



(including the entities referred to in item 5 and PMM GCG Investment LLC) in a proposed registration of shares of Common Stock under the Securities Act of 1933 in connection with the sale of shares of Common Stock by the Issuer or any other stockholder of the Issuer. The Issuer will be responsible to pay the expenses of the registration of shares of Mr. Montrone and his affiliates (including the entities referred to in item 5 and PMM GCG Investment LLC) other than brokerage and underwriting commissions and taxes relating to the sale of the shares.

ITEM 7.  MATERIALS TO BE FILED AS EXHIBITS.

Exhibit 1. Joint Filing Agreement, dated June 11, 2001, among the Reporting Persons.

Exhibit 2. Amended and Restated Limited Liability Company Agreement of PMM GCG Investment LLC, dated as of March 27, 2001, entered into by Bayberry Trust, as sole member.

Exhibit 3.        Promissory Note Due May 14, 2010 of PMM GCG Investment LLC.

Exhibit 4. Registration Rights Agreement, dated as of April 14, 1999, between Paul M. Montrone and the Issuer. Incorporated by reference to Exhibit to Amendment No. 2 to Form 16.09 of GenTek Inc. (File No. 001-14789) filed with the Securities and Exchange Commission on April 8, 1999.

                                  SCHEDULE 13D

CUSIP No. 369332101                                         Page 12 of 12 Pages

SIGNATURE.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 11, 2001

                                      /S/ PAUL M. MONTRONE
                                      --------------------
                                      Paul M. Montrone

                                      PMM GCG INVESTMENT LLC


                                      /S/ PAUL M. MONTRONE
                                      --------------------
                                      By:  Paul M. Montrone, as Manager



                                      /S/ SANDRA G. MONTRONE
                                      ----------------------
                                      Sandra G. Montrone



                                      /S/ PAUL M. MEISTER
                                      -------------------
                                      Paul M. Meister

                               INDEX OF EXHIBITS

1.       Joint Filing Agreement, dated June 11, 2001, among the Reporting
         Persons.

2. Amended and Restated Limited Liability Company Agreement of PMM GCG Investment LLC, dated as of March 27, 2001, entered into by Bayberry Trust, as sole member.

3.       Promissory Note Due May 14, 2010 of PMM GCG Investment LLC.

4.       Registration Rights Agreement, dated as of April 14, 1999, between Paul
         M. Montrone and the Issuer. Incorporated by reference to Exhibit to Amendment No. 2 to Form 16.09 of GenTek Inc. (File No. 001-14789) filed with the Securities and Exchange Commission on April 8, 1999.